AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 2017

                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 03763
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _______________________

                           REGISTRATION STATEMENT ON
                                    FORM S-6

                            ________________________

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                      SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1562

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, LLC
                           2455 Corporate West Drive
                             Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    AMY LEE, ESQ.                                    ERIC F. FESS, ESQ.
    Vice President and Secretary                     Chapman and Cutler LLP
    Guggenheim Funds Distributors, LLC               111 West Monroe Street
    2455 Corporate West Drive                        Chicago, Illinois 60603
    Lisle, Illinois  60532                           (312) 845-3000
    (630) 505-3700

It is proposed that this filing will become effective (check appropriate box)

    [_]   immediately upon filing pursuant to paragraph (b)

    [_]   on (date) pursuant to paragraph (b)

    [_]   60 days after filing pursuant to paragraph (a)(1)

    [_]   on (date) pursuant to paragraph (a)(1) of rule 485

    [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

    [_]   Check box if it is proposed that this filing will become effective on
          (date) at (time) pursuant to Rule 487.

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     The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Preliminary Prospectus Dated January 27, 2017, Subject to Completion

                   Guggenheim Defined Portfolios, Series 1562

                 Guggenheim SPY Buffered Return Trust, Series 1


                                GUGGENHEIM LOGO


                     PROSPECTUS PART A DATED _______, 2017

  The ability of Guggenheim SPY Buffered Return Trust, Series 1 to provide the capped and buffered return set forth in this prospectus is dependent on unitholders purchasing units at the trust's inception and holding the units until the trust is terminated.

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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INVESTMENT SUMMARY

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                                    Overview

     Guggenheim Defined Portfolios, Series 1562 is a unit investment trust that consists of the Guggenheim SPY Buffered Return Trust, Series 1 (the "trust"). Guggenheim Funds Distributors, LLC ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trust.

     The trust is scheduled to terminate at the earlier of: (i) approximately two years; or (ii) when the per unit net asset value reaches or exceeds the Capped Return (as defined below), net of the sales charge and other related investment expenses.

                              Investment Objective

     The trust seeks to provide target returns based on the price performance of shares of the SPDR[R] S&P 500[R] ETF Trust (the "ETF"). There is no assurance that the trust will achieve its investment objective.

                         Principal Investment Strategy

     The trust seeks to achieve its objective by utilizing an investment strategy that involves (i) investing in U.S. Treasury obligations (the "Treasury Obligations"); (ii) purchasing and writing "put" and "call" FLexible EXchange[R] Options entitling the trust to purchase or sell shares of the ETF ("FLEX Options") scheduled to expire on _____________, 2019 (the "Option Expiration Date"); and (iii) holding cash to pay for fees and expenses of the trust. On the trust's inception date, the trust will deposit the Treasury Obligations, the exchange-traded FLEX Options and cash in the amounts set forth in the "Trust Portfolio."

     The trust is designed for investors who intend to purchase units at inception and hold them until ______, 2019 (the "Mandatory Termination Date") and seek a percentage total return per unit that increases by [2] times any percentage increase in the price of the ETF relative to the Initial Value, defined below, up to a maximum total return of [20]% (the "Cap"), while also providing downside "buffered" protection of up to [10]% of the decline in the ETF. The trust seeks to provide returns or losses net of all estimated trust fees and expenses based on the performance of the ETF for units purchased at the trust's inception date and held until the Mandatory Termination Date. The expected returns are as follows:

     o If, at the Option Expiration Date, the percentage increase in the price of the ETF since the trust's inception date is greater than or equal to [10]%, the amount returned from the FLEX Options and maturing principal from the Treasury Obligations over the life of the trust is intended to be equal to $[12] per unit (the "Capped Return").

     o If, at the Option Expiration Date, the percentage increase in the price of the ETF since the trust's inception date is between [0]% and [10]%, the amount returned from the FLEX Options and the maturing principal from the Treasury Obligations over the life of the trust is intended to be [2] times the total return of the ETF between $[10 and $12] per unit.

     o If, at the Option Expiration Date, the percentage decrease in the price of the ETF since the trust's inception date is between [0]% and [-10]%, the amount returned from the FLEX Options and the maturing principal from the Treasury Obligations over the life of the trust is intended to be $[10] per unit (the "Buffered Return").

     o If, at the Option Expiration Date, the percentage decrease in the price of the ETF since the trust's inception date is greater than or equal to [-10]%, the amount returned from the FLEX Options and maturing principal from the Treasury Obligations over the life of the trust is intended to be from $[9] down to $[1] (the "Maximum Loss").

     o If, at any time during the life of the trust, the per unit net asset value meets or exceeds the Capped Return, net of any upfront sales charges and other related investment expenses, the trust has a predetermined trigger that would automatically liquidate the trust's holdings.

     The trust may outperform the ETF if the ETF's price has increased by less than or equal to [20]% as of the Option Expiration Date. Alternatively, because of the Capped Return, the trust will underperform the ETF if the ETF's price has increased by greater than [20]% as of the Option Expiration Date.

Option payoff line chart:

  Mkt Move      Total
    -20%       -10.00%
    -19%        -9.00%
    -18%        -8.00%
    -17%        -7.00%
    -16%        -6.00%
    -15%        -5.00%
    -14%        -4.00%
    -13%        -3.00%
    -12%        -2.00%
    -11%        -1.00%
    -10%         0.00%
     -9%         0.00%
     -8%         0.00%
     -7%         0.00%
     -6%         0.00%
     -5%         0.00%
     -4%         0.00%
     -3%         0.00%
     -2%         0.00%
     -1%         0.00%
      0%         0.00%
      1%         2.00%
      2%         4.00%
      3%         6.00%
      4%         8.00%
      5%        10.00%
      6%        12.00%
      7%        14.00%
      8%        16.00%
      9%        18.00%
     10%        20.00%
     11%        20.00%
     12%        20.00%
     13%        20.00%
     14%        20.00%
     15%        20.00%
     16%        20.00%
     17%        20.00%
     18%        20.00%
     19%        20.00%
     20%        20.00%

      The trust may not be able to achieve the anticipated returns set forth in this prospectus. The trust's performance may be impacted by a variety of factors, including but not limited to redemption activity, unusual economic events, market movements and changes in the liquidity of the FLEX Options. The trust's portfolio is not managed. In the unlikely event that the Treasury Obligations and the FLEX Options cannot maintain their proper ratios, there may be significant impact to the trust's ability to meet its investment objective or follow its principal investment strategy.

     The Treasury Obligations are scheduled to mature on [_____________, 2019], shortly before the Mandatory Termination Date.The FLEX Options expire shortly before the Mandatory Termination Date, with payouts at expiration calculated based on the performance of the ETF as of the Option Expiration Date relative to the price of the ETF on the trust's inception date (the "Initial Value"). [Each FLEX Option entitles a purchaser the option to purchase (for the call options) or sell (for the put options) 100 shares of the ETF at the strike price.] The FLEX Options are intended to be liquidated as of the close of the market on the Option Expiration Date, rather than be exercised according to the FLEX Options' terms in order to avoid having the trust receive shares of the ETF or be obligated to deliver shares of the ETF.

     The trust will also keep cash in its portfolio in an amount sufficient to pay all estimated trust fees and organization costs. The cash may be deposited on the trust's inception date or may be from interest income received from the Treasury Obligations. The sponsor expects that, under ordinary conditions, interest received on the Treasury Obligations will likely exceed trust expenses and unitholders are likely to receive current income from the trust. The interest received from the Treasury Obligations is expected to be [__]% and the trust's expenses are expected to be [__]%. However, if trust expenses exceed interest received on the Treasury Obligations due to significant redemptions or failure of the trust to reach a certain size, then the sponsor may be required to sell trust property (including the Treasury Obligations and/or the FLEX Options) to meet such expenses. In that case, the final distribution amount is expected to be less than described below. Fees and expenses are described below under "Fee Table."

     In addition, the trust also provides a builtin trigger based on performance. If the per unit net asset value reaches or exceeds the Capped Return, net of the sales charge and other related investment expenses, between [_______], 2017 and [_______], 2019, then the trust will automatically liquidate its holdings. The day on which the performance trigger is implemented shall be referred to as the "Performance Trigger Day." The net proceeds from the liquidation may be more or less than the amount calculated on the Performance Trigger Day due to market conditions and because the trustee may be unable to liquidate the trust's holdings at the same price used to calculate the net asset value on the Performance Trigger Day. Consequently, the net proceeds received by a unitholder may be greater or less than the Capped Return, net of the sales charge and other related investment expenses. The liquidation proceeds will then be returned to all unitholders on the settlement date.

     The maximum amount an investor who purchases units on the trust's inception date and holds until the Mandatory Termination Date is intended to receive over the trust's life is $[12] ([120]% of the unit price at inception). The trust may experience substantial losses from the FLEX Options, and the FLEX Options may expire worthless. Investors may lose money. Even if the price of the ETF increases significantly, unitholders will not receive a return on their investment in excess of the Capped Return.

                            Assets Held by the Trust

      Treasury Obligations. U.S. Treasury securities, such as bills, notes and bonds, are debt obligations of the U.S. government. Because these debt obligations are backed by the "full faith and credit" of the United States, Treasury Obligations are generally viewed in the market as having virtually no "credit risk," meaning that it is highly probable interest and principal payments on the debt obligations will be paid fully and on time.

      The FLEX Options. The trust's portfolio holds FLEX Options referred to as the "Purchased Call Options," "Written Put Options" and "Written Call Options." The Written Put Options and Written Call Options together constitute the "Written Options."

     The FLEX Options are European-style options, which means that they will be exercisable at the strike price only on the Option Expiration Date. FLEX Options are standard listed option contracts available through national securities exchanges that are guaranteed for settlement by the Options Clearing Corporation (the "OCC"), a market clearinghouse. The FLEX Options are listed on the Chicago Board Options Exchange (the "CBOE"). The trust is designed so that any amount owed by the trust on the Written Options will be covered by payouts at expiration from the Purchased Call Options. The trust receives premiums in exchange for the Written Options and pays premiums in exchange for the Purchased Call Options. The OCC and CBOE do not charge ongoing fees to writers or purchasers of the Options during their life for continuing to hold the option contracts. The trust will pledge some or all of the Treasury Obligations as collateral for the Options. As a result, the Options will be fully covered and no additional collateral will be necessary during the life of the trust.

     The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the "buyer for every seller and the seller for every buyer," thereby protecting clearing members and options traders from counterparty risk. Subject to determination by the Securities Committee of the OCC, adjustments may be made to the FLEX Options for certain events (collectively, "Corporate Actions") specified in the OCC's by-laws and rules such as: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security. According to the OCC's by-laws, the nature and extent of any such adjustment is to be determined by the OCC's Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.

     The description and terms of the FLEX Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC. Please see www.optionsclearing.com for more information. The OCC's website is not considered part of this prospectus, nor is it incorporated by reference herein.

     Purchased Call Options. The Purchased Call Options are call options purchased by the trust, each with a strike price at [100]% of the Initial Value ("Purchased Call Option Strike Price"). If the price of the ETF as of the Option Expiration Date (the "Closing Value") is less than or equal to the Purchased Call Option Strike Price at the Option Expiration Date, the Purchased Call Options will expire without a payment being made to the trust (i.e., the options will expire worthless). If the Closing Value is greater than the Purchased Call Option Strike Price, then the Purchased Call Options collectively provide for a per-unit dollar amount payment of [2] X (Closing Value - Purchased Call Option Strike Price)/Initial Value to be made to the trust on the Option Expiration Date corrected for any Corporate Actions.

     Written Put Options. The Written Put Options are put options for cash settlement written by the trust each with a strike price at [90]% the Initial Value (the "Written Put Option Strike Price"). If the Closing Value is greater than or equal to the Written Put Option Strike Price at the Option Expiration Date, the Written Put Options will expire without a payment being made by the trust. If the Closing Value is less than the Written Put Option Strike Price, then the Written Put Options collectively provide for a per-unit dollar amount payment of [__] X (Written Put Option Strike Price -Closing Value)/Initial Value to be made by the trust on the Option Expiration Date corrected for any Corporate Actions.

     Written Call Options. The Written Call Options are call options for cash settlement written by the trust each with a strike price at approximately [6.6]% of the Initial Value (the "Written Call Option Strike Price"). If the value of the Closing Value is less than or equal to the Written Call Option Strike Price at the Option Expiration Date, the Written Call Options will expire without a payment being made by the trust. If the Closing Value is greater than the Written Call Option Strike Price, then the Written Call Options collectively provide for a per unit dollar amount payment of [__] X (Closing Value - Written Call Option Strike Price)/Initial Value to be made by the trust on the Option Expiration Date corrected for any Corporate Actions.

     See "Hypothetical Option Expiration Examples" in the appendix of the prospectus for additional information.

                             The ETF and The Index

     The ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. stock exchange under the ticker symbol "SPY." The ETF seeks to track the investment results of the S&P 500[R] Index (the "Index"), which measures the performance of large-capitalization U.S. equity securities. The components of the Index, and the degree to which these components represent certain industries, may change over time. The Index is reconstituted on an as-needed basis. The ETF seeks to achieve its investment objective by holding a portfolio of the common stocks that are included in the Index, with the weight of each stock in its portfolio substantially corresponding to the weight of such stock in the Index. Although the ETF may fail to own certain securities of the Index at any particular time, the ETF generally will be substantially invested in securities of the Index, which should result in a close correspondence between the performance of the Index and the performance of the ETF.

     The ETF seeks to track the investment results of the Index before fees and expenses of the ETF. The sponsor has derived all information regarding the ETF contained in this prospectus from the registration statement for the ETF. Such information reflects the policies of, and is subject to change by, the ETF's sponsor, PDR Services, LLC. Information concerning the ETF filed with the SEC can be located by reference to SEC file number 811-06125 and 33-46080. The sponsor has not undertaken any independent review or due diligence of the SEC filings by the issuer of the ETF or any other publicly available information regarding such issuer. Information from outside sources is not incorporated by reference in, and should not be considered part of, this prospectus.

     The summary information is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer or exchange-traded fund. The trust is not sponsored, endorsed, sold or promoted by SPDR[R] S&P 500[R] ETF Trust, PDR Services, LLC or S&P Dow Jones Indices LLC. SPDR[R] S&P 500[R] ETF Trust, PDR Services, LLC and S&P Dow Jones Indices LLC have not passed on the legality or suitability of, or the accuracy or adequacy of, descriptions and disclosures relating to the trust or the FLEX Options. SPDR[R] S&P 500[R] ETF Trust, PDR Services, LLC and S&P Dow Jones Indices LLC make no representations or warranties, express or implied, regarding the advisability of investing in the trust or the FLEX Options or results to be obtained by the trust or the FLEX Options, unitholders or any other person or entity from use of the ETF. SPDR[R] S&P 500[R] ETF Trust, PDR Services, LLC and S&P Dow Jones Indices LLC have no liability in connection with the management, administration, marketing or trading of the trust or the FLEX Options.

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               Essential Information

Unit price at inception:                            $10

Inception date:                      ____________, 2017

Termination date:                    ____________, 2019

Evaluation time:         As of the 3 p.m. Eastern time;
                        however, on the first day units
                     are sold, the evaluation time will
                   be as of the close of trading of the
                                New York Stock Exchange
                          (normally 4 p.m. Eastern time
                           or the time the registration
                    statement filed with the Securities
                        and Exchange Commission becomes
                                   effective, if later)

Distribution date:                          25th day of
                                         (commencing on
                            ____________, 2017, if any)

Record date:                                10th day of
                                         (commencing on
                            ____________, 2017, if any)

CUSIP Numbers:

Cash Distributions
  Standard Accounts:
  Fee Account Cash:

Ticker:

Minimum investment:               $10,000 / 1,000 units

              Summary of Defined Terms

Option Expiration Date:                 _________, 2019

ETF:                                 SPDR[R] S&P 500[R]
                                              ETF Trust

Index:                                 S&P 500[R] Index

Initial Value:                     $__ (an amount equal
                                  to a price of a share
                                      of the ETF on the
                                        inception date)

Multiplier                                          [2]

Cap                          [20]% of the Initial Value

Maximum Loss:                      Loss of $9 ([90]% of
                                         the unit price
                                          at inception)

Buffered Return:                   [10]% of the trust's
                                unit price at inception

Capped Return:                     $[12] ([120]% of the
                               unit price at inception)
                           Unitholders may also receive
                               interest income from the
                          Treasury Obligations less the
                            trust's operating expenses,
                                                if any.

Maximum payment
over the trust's life:                  $__ (__% of the
                               unit price at inception)

Minimum payment
at trust Mandatory
Termination Date:                       $__ (__% of the
                               unit price at inception)
                                   Unitholders may also
                                receive interest income
                                      from the Treasury
                                   Obligations less the
                                      trust's operating
                                      expenses, if any.
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Passive Investment Risk. The value of your investment may fall over time. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     o Market Risk. Market risk is the risk that a particular security in the trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors, including general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation and governmental policies and litigation. Although the sponsor, who serves as the evaluator of the trust (the "evaluator"), carefully supervises your trust, you should remember that it does not manage your trust. Your trust will not sell a security solely because the market value falls, as is possible in a managed fund.

     o Investment Risk. You may lose a significant portion of your investment. The trust does not provide principal protection and you may not receive a return of the capital you invest. In addition, the units will not realize more than the Capped Return, even if the return on the ETF far exceeds that level.

     o Performance Trigger Risk. The application of the predetermined trigger may result in the trust terminating at a price below what may have been possible if the trigger were not in place. In addition, investors may be subject to adverse tax consequences and possibly short-term capital gains rates as a result of the application of the trigger.

          Furthermore, the net proceeds from the liquidation may be more or less than the amount calculated on the Performance Trigger Day due to market conditions and because the trustee may be unable to liquidate the trust's holdings at the same price used to calculate the net asset value on the Performance Trigger Day.

     o Capped Upside and Buffered Protection Risk. The trust's return is subject to an upside cap, and loss is subject to partial downside protection. The trust's ability to provide enhanced return, capped upside at the Capped Return and the Buffered Return is dependent on unitholders purchasing units at the trust's inception and holding them until the trust is terminated. You may realize a return or loss that is higher or lower than the intended returns or losses as a result of redeeming units prior to the Mandatory Termination Date, where FLEX Options are otherwise liquidated by the trust prior to expiration, if a Corporate Action occurs with respect to the ETF, or if there are increases in potential tax-related expenses and other expenses of the trust above estimated levels.

     o The ETF Risk. The trust is subject to performance and equity risk related to the ETF, the Index and securities comprising the Index. The formulas used to calculate the FLEX Options' payments at expiration are based on the price performance of the ETF. The FLEX Options represent indirect positions in the ETF and are subject to changes in value as the price of the ETF rises or falls. The value of the FLEX Options may be adversely affected by various factors affecting the ETF, the Index and the value of the securities comprising the Index. The settlement value of the FLEX Options is based on the Closing Value on the Option Expiration Date only and will be substantially determined by market conditions as of such time. The FLEX Options are intended to be liquidated as of the close of market on the Option Expiration Date rather than be exercised according to the FLEX Options' terms in order to avoid having the trust receive shares of the ETF or be obligated to deliver shares of the ETF. The value of the ETF will fluctuate over time based on fluctuations in the value of the stocks held by the ETF, which may be impacted by changes in general economic conditions, expectations for future economic growth, and corporate profits and interest rates. Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatile returns. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company's capital structure and represent a residual claim on the issuer's assets that have no value unless such assets are sufficient to cover all other claims.

          The value of the trust does not appreciate due to dividend payments paid by the ETF, because the trust does not own the ETF. The trust seeks to provide target returns on the price performance of the ETF, which does not include returns from dividends paid by the ETF.

          Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the ETF would have.

     o Options Risk. The value of the FLEX Options may change with the implied volatility of the ETF, the Index and the securities comprising the Index. No one can predict whether implied volatility will rise or fall in the future. It is not anticipated that there will be an existing market for options with the same customized terms as the FLEX Options, and an active market may not be established. Prior to the trust's inception date, there has been no existing trading market for the FLEX Options.

          The values of the FLEX Options do not increase or decrease at the same rate as the ETF or the Index. Prior to the Option Expiration Date, the value of the FLEX Options is determined based upon market quotations, the last asked or bid price in the over-the-counter market or using other recognized pricing methods. The value of the FLEX Options prior to the Option Expiration Date may vary because of related factors other than the price of shares of the ETF. Factors that may influence the value of the FLEX Options are interest rate changes, implied volatility levels of the ETF, Index and securities comprising the Index and implied dividend levels of the ETF, Index and securities comprising the Index, among others.

          Written Options Risk. The value of the Written Options reduces the value of your units. The Written Options create an obligation to make a payment in contrast to the Purchased Option, which creates the potential for receipt of a payment. As the value of the Written Options increases, it has a negative impact on the value of your units.

          Credit Risk. Credit risk is the risk an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

          Liquidity Risk. Liquidity risk is the risk that the value of a FLEX Option will fall in value if trading in the FLEX Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the FLEX Options. Trading in the FLEX Options may be less deep and liquid than certain other securities. FLEX Options may be less liquid than certain non-customized options. The sponsor expects that the trust will hold [10]% or less of its net asset value in illiquid securities. In a less liquid market for the FLEX Options, liquidating the FLEX Options upon a redemption of units may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of FLEX Options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and your units.

          Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the FLEX Options. Under those circumstances, the value of the FLEX Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the FLEX Options, which could impact the value received or paid for units.

          Proportional Relationship Risk. In the unlikely event the trust is unable to maintain the proportional relationship of the FLEX Options, it will be unable to achieve its objective.

     o Exchange-Traded Fund Risk. Certain features of the ETF, which is an exchange-traded fund, will impact the value of the units. The value of the ETF is subject to the following factors:

          Passive Investment Risk. The ETF is not actively managed and attempts to track the performance of an unmanaged index of securities. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the ETF will hold constituent securities of the Index regardless of the current or projected performance on a specific security or particular industry or market sector. Maintaining investments in the securities regardless of market conditions of the performance of individual securities could impact the unit price of the ETF, the FLEX Options and the trust units.

          Tracking Error. Exchange-traded funds face index correlation risk, which is the risk that the performance of an exchange-traded fund will vary from the actual performance of the target index, known as "tracking error." The performance of the ETF may not replicate the performance of, and may underperform, the Index. It is possible that the ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Index due to the ETF not investing in all stocks comprising the Index, temporary unavailability of certain securities in the secondary market, differences in trading hours between the ETF and securities comprising the Index, the occurrence of corporate actions (mergers and spinoffs), or other circumstances. Because the return or loss on the FLEX Options references the price performance of the ETF and not the Index, the return or loss on the FLEX Options and your units may be less than that of an alternative investment linked directly to the Index.

          Fees and Expenses. Unlike the Index, the ETF will reflect transaction costs and fees that will reduce its price performance relative to the Index.

          Discount. Shares of exchange-traded funds tend to trade at a discount from their net asset value.

     o Treasury Obligations Risk. The trust is exposed to certain risks associated with its investments in Treasury Obligations. No one can predict whether interest rates will rise or fall in the future. Treasury Obligations are direct obligations of the United States that are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the trust's inception date at prices lower than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust's inception date at prices greater than their par value at maturity, indicating a market premium. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium, if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

          Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust investments to make such payments. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

     o Dilution Risk. You could experience a dilution of your investment if we increase the size of the trust as we sell units. There is no assurance that your investment will maintain its proportionate share in the trust's profits and losses, or that your investment will be in the same portfolio for the duration of the trust.

     o Selection Risk. Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     o Legislation and Litigation Risk. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on the ETF, the Index or the securities comprising the Index. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     o Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o You want to own securities representing interests in written and purchased option contracts and Treasury Obligations in a single investment.

     o You seek the potential for enhanced capital appreciation on the ETF subject to a capped return.

     You  should not consider this investment if:

     o You are uncomfortable with the risks of an unmanaged investment in written and purchased option contracts and Treasury Obligations.

     o You are uncomfortable with exposure to the risks associated with the FLEX Options.

     o You are uncomfortable with exposure to the price performance of the ETF.

     o You are seeking unlimited capital appreciation potential and do not want potential returns capped.

     o You are uncomfortable with the risk that you may lose as much as [__]% of your principal.

     o [You are uncomfortable with not receiving any income or periodic distributions.]

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   Percentage
                                    of Public   Amount Per
                                    Offering       $1,000
Investor Fees                       Price (4)     Invested
--------------------------------   ----------   ----------
Initial sales fee
  paid on purchase (1)                    %       $_____
Deferred sales fee (2)
                                   ----------   ----------
Creation and
  development fee (3)
                                   ----------   ----------
Maximum sales fees
  (including creation
  and development fee)                    %       $_____
                                   ==========   ==========
Redemption fee (4)
  (as a percentage of proceeds
  of trust units redeemed)
                                   ----------   ----------
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of the
  initial offering period or
  after six months, at the
  discretion of the sponsor)        $____
                                   ==========

                                  Approximate
Annual Fund                       % of Public
Operating                           Offering    Amount Per
Expenses                            Price (5)    100 Units
-------------------------------   -----------   ----------
Trustee's fee                             %       $_____
Sponsor's supervisory fee
                                  -----------   ----------
Evaluator's fee
                                  -----------   ----------
Bookkeeping and
  administrative fee
                                  -----------   ----------
Estimated other trust
  operating expenses (6)
                                  -----------   ----------
 Total                                    %       $_____
                                  ===========   ==========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $_____ per unit and is deducted in monthly installments of $_____ per unit on the last business day of _____ 2017 and _____ 2017 and $_____ per unit on the last business day of _____ 2017. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $___ per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately [six] months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than ___% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed ___% of the Public Offering Price. However, in no event will the maximum sales fee exceed ___% of a unitholder's initial investment.

(4) In order to reduce the impact of redemptions on the investors remaining in the trust, the trust will charge a redemption fee.

(5) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(6) The estimated trust operating expenses are based upon an estimated trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year                      $
2 years (Life of the trust)

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.


                                               Trust Portfolio
Guggenheim Defined Portfolios, Series 1562
Guggenheim SPY Buffered Return Trust, Series 1
The Trust Portfolio as of the Inception Date, _______, 2017
-----------------------------------------------------------------------------------------------
                                    STRIKE      PERCENTAGE
                                   PRICE AS         OF
                                  PERCENTAGE     AGGREGATE                  MARKET    MARKET
     DESCRIPTION                   OF INITIAL    OFFERING     NUMBER OF   VALUE PER  VALUE TO
     OF OPTIONS(1)                   VALUE         PRICE      CONTRACTS  CONTRACT(2)  TRUST(2)
-----------------------------------------------------------------------------------------------
FLEX OPTIONS-__%(3)
Purchased Options-__%
  Purchased Call Options on SPDR[R]
    S&P 500[R] ETF Trust,
    Expire [_______](4)                  [__]%   _______%                $________      $
Written Options-__%
  Written Put Options on SPDR[R]
    S&P 500[R] ETF Trust,
    Expire [_______](4)                  [__]%   _______%                $________      $
  Written Call Options on SPDR[R]
    S&P 500[R] ETF Trust,
    Expire [______]                      [__]%   _______%                $________      $
                                                                                      ---------
  TOTAL OPTIONS                                  _______%                               $
                                                                                      =========

                                                PERCENTAGE
                                                    OF
                                                AGGREGATE                            MARKET
    DESCRIPTION OF                               OFFERING                           VALUE TO
TREASURY OBLIGATIONS (4)                          PRICE         PAR VALUE             TRUST
------------------------------------------------------------------------------------------------
TREASURY OBLIGATIONS-___%
                                                   [____]%                              $______
                                                                                      =========

(1)  Securities are represented by contracts to purchase securities.

(2) The value of FLEX Options is based on the last quoted sale price where readily available and appropriate. In cases where the FLEX Options are not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), the value of the FLEX Options is based on the last asked or bid price in the over-the-counter market if available and appropriate. During the initial offering period such determination for the Purchased Options is generally be on the basis of ask prices and for the Written Options is generally be on the basis of bid prices. After the initial offering period ends, such determination for the Purchased Options will generally be on the basis of bid prices and for the Written Options will generally be on the basis of ask prices.

     If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), each FLEX Option's value is based on the evaluator's good faith determination of the fair value of the FLEX Options at its reasonable discretion. To determine the fair value of the FLEX Options, where available, the evaluator starts with values generated using the CBOE's Customized Option Pricing Service ("COPS"), which generates valuations based on the average valuations of multiple market making contributors. Where such values are not available through COPS, the evaluator will use the OCC's Flex Reports, which are model-based valuations made available by OCC. Where such values are not available and to assess the reasonableness of the above valuations, the evaluator will generate its own model-based valuations of the FLEX Options, including using the Black-Scholes model for option valuation, and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

     Account Standards Codification 820, "Fair Value Measurements" establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

     Level 1: Quote prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

     Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

     Level 3: Significant unobservable inputs that reflect on the trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

     The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

     Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

     The following table summarizes the trust's investment in the FLEX Options as of the trust's inception, based on inputs used to value them:

                        LEVEL 1 LEVEL 2 LEVEL 3
      ------------------------------------------
      Purchased Options $______ $______    $____
      Written Options   $______ $______    $____
      ------------------------------------------
            TOTAL       $______ $______    $____
      ------------------------------------------

     The cost of the securities to the sponsor and the sponsor's profit or
     (loss) are $________ and $________, respectively, [_________]

(3) Each FLEX Option entitles the holder thereof (i.e., the purchaser of the FLEX Option) to purchase (for the call options) or sell (for the put options) 100 shares of the ETF at the applicable strike price.

(4) The Treasury Obligations are represented by contracts to purchase such securities the performance of which is secured by an irrevocable letter of credit. Contracts to acquire these securities were entered into on _______, 2017, and have an expected settlement date of _______, 2017. A portion of the Treasury Obligations is pledged as collateral in order to secure the trust's obligation to pay amounts payable by the trust on the Written Put Options in excess of the amounts received by the trust on the Purchased Call Options.

(5)  A Treasury Obligation issued at an original issue discount.

(6)  This is a non-income-producing security.

================================================================================
UNDERSTANDING YOUR INVESTMENT

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     [Accrued Interest. Accrued interest on the trust units consists of two elements. The first element arises as a result of accrued interest which is the accumulation of unpaid interest on the Treasury Obligations in the trust from the last day on which interest was paid on the Treasury Obligations. Interest on the Treasury Obligations is generally paid semi-annually, although the trust accrues such interest daily. Because the trust always has an amount of interest earned but not yet collected, the public offering price of units will include the proportionate share of accrued interest to the date of settlement. The second element of accrued interest arises because of the structure of the trust's interest account. The trustee has no cash for distribution to unitholders until it receives interest payments on the Treasury Obligations in the trust and may be required to advance its own funds to make trust interest distributions, if there are any to be made. As a result, interest account balances are established to limit the need for the trustee to advance funds in connection with such interest distributions, if any. If you sell or redeem your units your sales and redemption price will include a proportionate share of the accrued interest from the purchaser of your units.]

     Value of the Securities. The sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that the exchange is open. We generally seek to determine the value of the FLEX Options using the last quoted sale price for the FLEX Options where readily available and appropriate. In cases where the FLEX Options are not traded on the valuation date or where we determine that market quotations are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), we will generally value the FLEX Options based on the last asked or bid price in the over-the-counter market if available and appropriate. During the initial offering period such determination for the Written Put Options will generally be on the basis of bid prices. After the initial offering period ends, such determination for the Written Put Options will generally be on the basis of ask prices.

     If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g., due to infrequent transactions or thin trading), we will determine each FLEX Option's value based on our good faith determination of the fair value of the FLEX Options at our reasonable discretion. To determine the fair value of the FLEX Options, where available, we will start with values generated using the CBOE's COPS, which generates valuations based on the average valuations of multiple market making contributors. Where such values are not available through COPS, we will use the OCC's Flex Reports, which are model-based valuations made available by OCC. Where such values are not available and to assess the reasonableness of the above valuations, we will generate our own model-based valuations of the FLEX Options, including using the Black-Scholes model for option valuation, and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

     The ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluation and bid side evaluation of the FLEX Options.

     We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (i) on the basis of current offering prices of the Treasury Obligations; (ii) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities; (iii) by determining the value of the Treasury Obligations on the offer side of the market by appraisal; or (iv) by any combination of the above. After the initial offering period ends, we generally determine the value of the Treasury Obligations and FLEX Options as described above based on the bid side evaluations rather than the offering side evaluations. The offering side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security, and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the Treasury Obligations.

     We determined the initial prices of the securities shown under "Trust Portfolio" in this prospectus on the date of this prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Securities and Exchange Commission becomes effective

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and is ___% of the Public Offering Price based on a $10 unit. The percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (____% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $___ per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($___ per unit). You pay any remaining deferred sales fee when you sell or redeem units. The trust may sell securities to meet the trust's obligations with respect to the deferred sales fee. Thus, no assurance can be given that the trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

                      Sales Charge
                    Reductions (as a
                    % of the Public
Purchase Amount     Offering Price)
------------------------------------
Less than $50,000         0.00%
$50,000 - $99,999         ____
$100,000 - $249,999       ____
$250,000 - $499,999       ____
$500,000 - $999,999       ____
$1,000,000 or more        ____

     Aggregate unit purchases of any Guggenheim Funds trust by the same person on any single day from any one broker-dealer qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o purchases by your spouse or children under the age of 21 living in the same household, and

     o    purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of the trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales fee and a deferred sales fee. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Taxes" in Part B of the prospectus.

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     [Distribution Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.]

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                       Concession
                      per Unit (as a
Purchase Amount/     % of the Public
Form of Purchase     Offering Price)
------------------------------------
Less than $50,000         ____%
$50,000 - $99,999         ____
$100,000 - $249,999       ____
$250,000 - $499,999       ____
$500,000 - $999,999       ____
$1,000,000 or more        ____
Rollover Purchases
Fee Account and
  Employee Purchases      0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction.

     Broker-dealers and other firms that sell units of certain Guggenheim Funds unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be as follows:

Primary Offering             Additional
Period Sales During            Volume
Calendar Quarter             Concession
---------------------------------------
$0 but less than $10 million    0.000%
$10 million but
  less than $25 million         _____
$25 million but
  less than $50 million         _____
$50 million or more             _____

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including the trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in the trust's "Trust Portfolio" on the initial deposit of securities into the trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. In addition, the proceeds of units redeemed will be charged a redemption fee of __% of the total redemption proceeds, which will be payable to the trust for the purpose of reducing the impact of the redemption on the investors remaining in the trust. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of the trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation. At the sponsor's discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of the trust's termination. We may modify or discontinue this option at any time without notice.

     Exchange Option. You may be able to exchange your units for units of other Guggenheim Funds unit trusts at a reduced sales fee. You can contact your financial professional or Guggenheim Funds for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     [Distributions. Your trust generally pays distributions from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o    reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. In addition, your trust may pay a special distribution in order to maintain the qualification of the trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the trust. The amount of your distributions will vary from time to time as companies change their dividends, trust expenses change or as a result of changes in the trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.]

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in the trust. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Passive Investment Risk. The value of your investment may fall over time. The trust will generally hold, and may continue to buy, the same securities even though a security's outlook, rating, market value or yield may have changed.

     Market Risk. Market risk is the risk that a particular security in the trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors, including general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation and governmental policies and litigation.

     Although we carefully supervise your portfolio, you should remember that we do not manage the portfolio. Your trust will not sell a security solely because the market value falls, as is possible in a managed fund.

     Performance Trigger Risk. The application of the predetermined trigger may result in the trust terminating at a price below what may have been possible if the trigger were not in place. In addition, investors may be subject to adverse tax consequences and possibly short-term capital gains rates as a result of the application of the trigger.

     Furthermore, the net proceeds from the liquidation may be more or less than the amount calculated on the Performance Trigger Day due to market conditions and because the trustee may be unable to liquidate the trust's holdings at the same price used to calculate the net asset value on the Performance Trigger Day.

     Capped Upside and Partial Downside Protection. The target return for units purchased on the trust's inception date and held for the life of the trust is based on the price performance of the ETF, is subject to a capped amount. Even if there are significant increases in the price performance of the ETF, the amounts you may receive are capped. Unitholders may experience significant losses on their investment up to a total loss of your investment if the price of shares of the ETF declines by more than the Buffered Return.

     You may realize a return that is higher or lower than the intended returns or losses as a result of redeeming units prior to the Mandatory Termination Date, where the FLEX Options or the Treasury Obligations are otherwise liquidated by the trust prior to expiration, if a Corporate Action occurs with respect to the ETF, or if there are increases in potential tax-related expenses and other expenses of the trust above estimated levels.

     Options Risk. The value of the FLEX Options will be affected by changes in the price of the ETF, the value of the Index and its underlying securities, changes in interest rates, changes in the actual and perceived volatility of the stock market and the ETF, Index and the underlying securities and the remaining time to the Option Expiration Date. The value of the FLEX Options does not increase and decrease at the same rate as the price of shares of the ETF (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value increasingly moves with the value of the Index. The value of the Written Options reduces the value of your units. The Written Options create an obligation to potentially make a payment in contrast to the Purchased Option, which creates an obligation to potentially receive a payment. As the value of the Written Options contracts increase, it has a negative impact on the value of your units.

     When the trust buys option contracts, the value of your units increases, but if the value of these options contracts decreases, it has a negative impact on the value of your units. The trust may experience substantial downside from specific option contracts positions, and certain option contract positions may expire worthless.

     Underlying ETF Performance and Equity Risk. The FLEX Options contracts represent indirect positions in the ETF and are subject to changes in value as the price of shares of the ETF rises or falls. The settlement value of the FLEX Options is based on the ETF Closing Value on the Option Expiration Date, and will be substantially determined by market conditions and the price of shares of the ETF, the value of the Index and the value of securities comprising the Index as of such time. The value of the ETF will fluctuate over time based on changes in the value of the stocks held by the ETF, which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates and the supply and demand for small-capitalization stocks in the United States. The value of the trust does not appreciate due to dividend payments by the ETF. The trust seeks to provide target returns or losses on the price performance of the ETF.

     Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatile returns. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company's capital structure and represent a residual claim on the issuer's assets that have no value unless such assets are sufficient to cover all other claims.

     Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the ETF would have.

     Credit Risk. An issuer, guarantor or counterparty of a security in the trust may be unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

     Exchange-Traded Funds. The FLEX Options reference the price performance of the ETF, which is an exchange-traded fund. Shares of exchange-traded funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Exchange-traded funds are subject to the risk of an inability to meet the exchange-traded fund's investment objective. The FLEX Options reference the price performance of the ETF, which is adversely impacted by its operating expenses.

     Exchange-traded funds also face index correlation risk which is the risk that the performance of an exchange-traded fund will vary from the actual performance of the exchange-traded fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (mergers and spinoffs) and timing variances.

     Selection Risk. Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service ("IRS") could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities or of dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad that may have a negative impact on certain of the companies represented in the Index. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or the securities included in the Index.

     Tax Risk. The trust intends to treat any income it may derive from the FLEX Options as "qualifying income" under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to "regulated investment companies" ("RICs"), based on language in the Code. In addition, based upon language in the legislative history of the relevant Code sections, the trust intends to treat the issuer of the FLEX Options as the ETF, which, assuming the ETF qualifies as a RIC, would allow the trust to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the ETF, the trust could lose its own status as a RIC. The ETF may be classified as a RIC for federal income tax purposes but may have significant exposure to commodities and other derivative products. RICs are required to meet certain income and diversifications tests in order to avoid federal income tax at the RIC level. Most commodity income will not be qualifying income for a RIC for such purposes. Derivative income may or may not be qualifying income depending upon whether the income relates to the RIC's business of investing in securities. The trust has not reviewed the assets or income of the underlying RICs. If a RIC in the trust's portfolio does not meet the RIC qualification tests, the RIC would be taxed as a C corporation and returns from that entity would be on an after-tax basis. If the ETF is not classified as a RIC, the manner in which the FLEX Options are treated for the purposes of the trust's diversification tests may change and, in certain circumstances, the trust could lose its own RIC status. The trust is investing in offsetting positions in regard to the ETF. The result of the offsetting positions is that the trust may recognize little or no long-term capital gain income even if the trust holds its positions for more than the long-term capital gain holding period. Because of the loss of long-term capital gains from portfolio investments, in some factual circumstances investors could have a lower after-tax return from investing in the trust than from investing directly in the ETF. The trust may have significant exposure to the FLEX Options on the ETF.

     Although the FLEX Options are documented as options, there other derivative contracts that may be economically identical or substantially similar that have significantly different tax treatment. For example, if the FLEX Options were collapsed into a single contract the FLEX Options may be treated as a notional principal contract under the proposed regulations. The proposed regulations would require the trust to recognize income periodically over the term of the contracts if the contracts were notional principal contracts. Also, option premiums are not taken into income under current law until the option lapses or is exercised. If the FLEX Options were recharacterized, there may be a requirement to recognize the option premiums immediately upon receipt. Since the trust is not planning on including income from the contract periodically over the life of the contract or including the option premiums in income, a recharacterization could affect the ability of the trust to meet certain RIC qualification tests.

     If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust's taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred, which would have a negative impact on trust returns. In such event, it may be determined to reorganize or close the trust or materially change the trust's investment objective and strategies.

     The options included in the trust are exchange-traded options. Under
Section 1256 of the Code, certain types of options are required to be treated as if they were sold at the end of each year. Such treatment would cause the trust to have taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. Although the trust does not believe the options are subject to the 1256 rules, if it were later determined that the options were subject to the 1256 rules the trust may retroactively lose its RIC qualification and be taxed as a C corporation. In the event that the trust fails to qualify as a RIC, the trust will promptly notify unit holders of the implications of that failure.

     In the "Taxes" section of this prospectus the potential for capital gains treatment is described. The Code limits the availability of capital gains treatment in certain circumstances. If a unit holder holds units as inventory, the unit holder will not be eligible for capital gains on disposition of the units. If the transaction is marketed or sold as producing capital gains from a straddle position or the transaction is identified as a conversion transaction by the IRS, the unit holder will not be eligible for capital gains. The sponsor has represented that the transaction will not be marketed or sold as producing capital gains from a straddle position. The structure of the trust's investments has not been identified by the IRS as a conversion transaction. However, the behavior of brokers and dealers distributing the product could affect the character of the gain on disposition. The IRS could at some future point identify the structure of the trust's investments as a conversion transaction. In such a situation, unit holders would not be eligible for capital gains.

     Treasury Obligations Risk. The Treasury Obligations are direct obligations of the United States that are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain of the Treasury Obligations may have been purchased on the trust's inception date at prices greater than their par value at maturity, indicating a market premium. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

     Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust investments to make such payments. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

     Dilution Risk. You could experience a dilution of your investment if we increase the size of the trust as we sell units. There is no assurance that your investment will maintain its proportionate share in the trust's profits and losses, or that your investment will be in the same portfolio for the duration of the trust.

     Implied Volatility Risk. The value of the FLEX Options may change with the implied volatility of the ETF, the Index and the securities comprising the Index. No one can predict whether implied volatility will rise or fall in the future.

     Liquidity Risk. The value of a FLEX Option will fall in value if trading in the FLEX Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the FLEX Options. Trading in the FLEX Options may be less deep and liquid than in certain other securities. The FLEX Options may be less liquid than certain non-customized options. [The sponsor expects that the trust will hold 10% or less of its net asset value in illiquid securities.] In a less liquid market for the FLEX Options, liquidating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and your units. It is not anticipated that there will be an existing market for options with the exact customized terms as the FLEX Options, and an active market may not be established. Prior to the trust's inception date, there has been no existing trading market for the FLEX Options.

     Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the FLEX Options. Under those circumstances, the value of the FLEX Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the FLEX Options, which could impact the valuation of units.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Significant unitholders risk. There may be unitholders of the trust who hold a significant portion of the trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of the trust.

     See "Risk Factors" in Part B of the prospectus for additional information.

                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect the trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on the trust,

     o to maintain the qualification of the trust as a regulated investment company, or

     o    as permitted by the trust agreement.

     You will not be able to dispose of or vote any of the securities in your trust.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, the trust may not be fully invested at all times, which may impact the trust's performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that the trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust or any other products sponsored by us. We cannot guarantee that your trust will keep its present size and composition for any length of time.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, LLC. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

            Report of Independent Registered Public Accounting Firm

Unitholders
Guggenheim Defined Portfolios, Series 1562

     We have audited the accompanying statement of financial condition, including the trust portfolio set forth on page 15 and 16 of this prospectus, of Guggenheim Defined Portfolios, Series 1562, as of _____, 2017, the initial date of deposit. This statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _____, 2017. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 1562, as of _____, 2017, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

Chicago, Illinois
_______, 2017


Guggenheim Defined Portfolios, Series 1562

Statement of Financial Condition
as of the Inception Date, _______, 2017

Investment in securities
Sponsor's contracts to purchase underlying securities backed by
    letter of credit (1)(2)                                          $
                                                                     -----------
                                                                     $
                                                                     ===========
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                                           $
    Creation and development fee (6)
    Deferred sales fee (4)
                                                                     -----------
Interest of unitholders:
    Cost to unitholders (5)
    Less: initial sales fee (4)
    Less: organization costs, C&D and deferred sales
     fees (3)(4)(5)(6)
                                                                     -----------
    Net interest of unitholders
                                                                     -----------
          Total                                                      $
                                                                     ===========
Number of units
                                                                     ===========
Net Asset Value per Unit                                             $
                                                                     ===========

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $______) necessary for the purchase of the securities in the trust, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $____ per 100 units of the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.

(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is ____% of the Public Offering Price (equivalent to ____% of the net amount invested). The deferred sales fee is equal to $____ per unit.

(5) The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

(6) The trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.


                                    APPENDIX

Hypothetical Option Expiration Examples

     The following tables illustrate the payments on the FLEX Options (or "Options") and examples of hypothetical trust returns and losses for units held from the trust's inception date to the Mandatory Termination Date for transactional and fee-based accounts. The amounts shown for the "Hypothetical Amount per Unit at trust Termination" reflect amounts to be distributed at the Mandatory Termination Date from the FLEX Options and maturing principal from the Treasury Obligations (which amounts do not represent a payment of interest from the Treasury Obligations, but a principal payment). These amounts do not reflect the interest income, if any, from the Treasury Obligations which is intended to be distributed to the trust on the Mandatory Termination Date, nor the cash deposited in the trust which is equal to the estimated fees and organization costs of the trust.

     The examples are based on various hypothetical levels of "ETF Returns" (Closing Value/Initial Value - 100%) over the life of the trust. ETF Returns represent the percentage increase or decrease of the price of the ETF from the time of the trust's inception date when the Option strike prices are set to the close of the market on the Option Expiration Date.

     Negative values under "Hypothetical Return for Trust" indicate a loss on the units. The table below is a hypothetical illustration of the mathematical principles underlying the trust's investment strategy. Estimated sales charges and organization costs are intended to be paid from an amount of cash to be deposited at the trust's inception. Trust operating expenses are intended to be paid from interest income received from the Treasury Obligations. The illustration does not predict or project the performance of units, the trust or the trust's investment strategy. For an explanation of the Option computations, please refer to the discussion under "Principal Investment Strategy."

     The amount shown in the tables below under "Principal from Treasury Obligations per Unit" is the principal amount of the Treasury Obligations per unit, which will be received by the trust and paid to investors at various points during the life of the trust. The amount shown under "Hypothetical Amount per Unit" is the sum of the "Payment on Written Call Option at Expiration per Unit," "Payment on Purchased Call Options at Expiration per Unit" and "Principal from Treasury Obligations per Unit." The amount shown under "Hypothetical Total Return" is the "Hypothetical Amount per Unit" divided by the public offering price at inception. The Hypothetical Total Return reflects the payment of the sales charge, unitholder discounts, if any, and the creation and development fee, as set forth below. Amounts are rounded for ease of understanding. The actual amounts that you receive or actual losses that you experience may vary from these estimates with changes in expenses or a change in the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts and Treasury Obligations.



     Transactional Accounts:

                      Net Payments        Principal                    Hypothetical Total
                       on Options       from Treasury     Hypothetical Return (Negative
         Hypothetical at Expiration      Obligations        Amount     Amounts Indicate
         ETF Return      per Unit          per Unit         per Unit         Losses)
              50%                   +                 =
              40%                   +                 =
              30%                   +                 =
              20%                   +                 =
              10%                   +                 =
               0%                   +                 =
             -10%                   +                 =
             -20%                   +                 =
             -30%                   +                 =
             -40%                   +                 =
             -50%                   +                 =
             -60%                   +                 =
             -70%                   +                 =
             -80%                   +                 =
             -90%                   +                 =
            -100%                   +                 =

Fee-Based Accounts:
                      Net Payments        Principal                    Hypothetical Total
                       on Options       from Treasury     Hypothetical Return (Negative
         Hypothetical at Expiration      Obligations        Amount     Amounts Indicate
         ETF Return      per Unit          per Unit         per Unit         Losses)
              50%                   +                 =
              40%                   +                 =
              30%                   +                 =
              20%                   +                 =
              10%                   +                 =
               0%                   +                 =
             -10%                   +                 =
             -20%                   +                 =
             -30%                   +                 =
             -40%                   +                 =
             -50%                   +                 =
             -60%                   +                 =
             -70%                   +                 =
             -80%                   +                 =
             -90%                   +                 =
            -100%                   +                 =

          The tables above are provided for illustrative purposes only and are hypothetical.

     Only the Hypothetical Amount per Unit levels over the public offering price represent a positive return on your investment for units purchased at the initial offering price per unit. Amounts below the public offering price for units purchased at the public offering price per unit represent a loss on your investment. The tables above do not purport to be representative of every possible scenario concerning increases or decreases in the price of shares of the ETF. No one can predict the ETF closing price. The assumptions made in connection with the examples may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the ETF or the return on units. If the trust is unable to maintain the proportional relationship between the FLEX Options and Treasury Obligations in the trust based on the number of FLEX Option contracts and Treasury Obligations, it will not be able to generate the "Hypothetical Total Return for Trust" levels shown above or achieve its objective. A failure to maintain the proportional relationship between the FLEX Options based on the number of FLEX Option contracts in the trust may result in lower or higher returns or losses than the Hypothetical Total Return for trust and may increase the level of risk of an investment in units. Investors may lose some or all of their investment.

     These examples do not attempt to present all possible payments, returns or losses at expiration of the FLEX Options or termination of the trust and do not present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the FLEX Options at the scheduled expiration and the return on the FLEX Options and maturity proceeds from Treasury Obligations per unit that the trust would receive or pay in certain situations at the scheduled expiration of the FLEX Options and maturity dates of the Treasury Obligations. These examples also illustrate how the returns on the trust from the FLEX Options, Treasury Obligations and cash equivalents vary depending on the performance of the ETF.

     Transactional Accounts

     For example, if the Hypothetical ETF Return were [__]%, then:

     o At the Mandatory Termination Date, the trust would receive a net payment on the FLEX Options and Treasury Obligations of approximately $[__] per unit consisting of:

          o no payment being made with respect to the Written Put Options or Written Call Options, as they would expire worthless;

          o the trust receiving a payment of $[__] on the Purchased Call Option; and

          o principal from the maturing Treasury Obligations of $[__ per unit]; therefore,

          o the hypothetical termination date return for the trust would be [__]%.

     o Approximately $[__] cash per unit would remain after paying sales charges and organization costs.

     o Interest income (less trust expenses), if any, would be distributed on the Mandatory Termination Date from the Treasury Obligations.

     If the Hypothetical ETF Return were [__]%, then over the life of the trust:

     o At Mandatory Termination Date, the trust would receive a net payment on the FLEX Options and Treasury Obligations of approximately $[__] per unit consisting of:

          o    the trust making a payment of $[__] on the Written Put Option;

          o no payment being made with respect to the Purchased Call Options or Written Call Options as they would expire worthless; and

          o principal from the maturing Treasury Obligations of $[__ per unit]; therefore,

          o the hypothetical termination date return for the trust would be [__]%.

     o Approximately $[__] cash per unit would remain after paying sales charges and organization costs.

     o Interest income (less trust expenses), if any, would be distributed on the Mandatory Termination Date from the Treasury Obligations.

     If the Hypothetical ETF Return were [__]%, then over the life of the trust:

     o At the Mandatory Termination Date, the trust would receive a net payment on the FLEX Options and Treasury Obligations of approximately $[__] per unit consisting of:

          o    the trust making a payment of $[__] on the Written Call Option;

          o the trust receiving a payment of $[__] on the Purchased Call Option; and

     o No payment being made with respect to the Written Put Options as they would expire worthless; and

          o principal from the maturing Treasury Obligations of $[__ per unit]; therefore,

          o the hypothetical termination date return for the trust would be [__]%.

     o Approximately $[__] cash per unit would remain after paying sales charges and organization costs.

     o Interest income (less trust expenses), if any, would be distributed on the Mandatory Termination Date from the Treasury Obligations.

     Fee-Based Accounts

     For example, if the Hypothetical ETF Return were [__]%, then:

     o At the Mandatory Termination Date, the trust would receive a net payment on the FLEX Options and Treasury Obligations of approximately $[__] per unit consisting of:

          o no payment being made with respect to the Written Put Options or Written Call Options, as they would expire worthless;

          o the trust receiving a payment of $[__] on the Purchased Call Option; and

          o principal from the maturing Treasury Obligations of $[__ per unit]; therefore,

          o the hypothetical termination date return for the trust would be [__]%.

          o Approximately $[__] cash per unit would remain after paying sales charges and organization costs.

          o Interest income (less trust expenses), if any, would be distributed on the Mandatory Termination Date from the Treasury Obligations.

     If the Hypothetical ETF Return were [__]%, then over the life of the trust:

     o At Mandatory Termination Date, the trust would receive a net payment on the FLEX Options and Treasury Obligations of approximately $[__] per unit consisting of:

          o    the trust making a payment of $[__] on the Written Put Option;

          o no payment being made with respect to the Purchased Call Options or Written Call Options as they would expire worthless; and

          o principal from the maturing Treasury Obligations of $[__ per unit]; therefore,

          o the hypothetical termination date return for the trust would be [__]%.

     o Approximately $[__] cash per unit would remain after paying sales charges and organization costs.

     o Interest income (less trust expenses), if any, would be distributed on the Mandatory Termination Date from the Treasury Obligations.

     If the Hypothetical ETF Return were [__]%, then over the life of the trust:

     o At the Mandatory Termination Date, the trust would receive a net payment on the FLEX Options and Treasury Obligations of approximately $[__] per unit consisting of:

          o    the trust making a payment of $[__] on the Written Call Option;

          o the trust receiving a payment of $[__] on the Purchased Call Option; and

     o No payment being made with respect to the Written Put Options as they would expire worthless; and

          o principal from the maturing Treasury Obligations of $[__ per unit]; therefore,

          o the hypothetical termination date return for the trust would be [__]%.

     o Approximately $[__] cash per unit would remain after paying sales charges and organization costs.

     o Interest income (less trust expenses), if any, would be distributed on the Mandatory Termination Date from the Treasury Obligations.

     These examples assume that the units were purchased at the trust's inception and held until the Termination Date and that the FLEX Options are held by the trust to the Option Expiration Date on [______, 2019].

     These examples do not show the past performance of the ETF or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the ETF, the FLEX Options or the trust's units. The examples only illustrate payments related to the FLEX Options at the scheduled FLEX Option expiration and hypothetical performance of the trust's assets. You may realize a return or loss that is higher or lower than the intended returns or losses as a result of redeeming units prior to the Mandatory Termination Date, where FLEX Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the FLEX Options or Treasury Obligations based on the number of FLEX Option contracts and Treasury Obligations in the trust's portfolio, if a Corporate Action occurs with respect to the ETF, or if there are increases in potential tax-related expenses and other expenses of the trust above estimated levels.

     ETF Past Performance

     The sponsor has obtained the historical trading price information about the ETF in the chart and the graph below from publicly available sources. The sponsor has not independently verified the accuracy or completeness of the information obtained from publicly available sources.

     The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the Closing Value. The sponsor cannot assure you that the performance of the ETF will result in the return of any of your investment.

     The following table sets forth the high and low closing prices of the ETF, as well as end-of- quarter closing prices, during the periods indicated below.

                   [Insert ETF Historical Performance Table]

             PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

     The following graph sets forth the historical performance of the ETF based on the daily closing prices from [_________] through [_________]. The closing price of the ETF on [________] was $[____].

                   [Insert ETF Historical Performance Chart]

     Past performance is not indicative of future results.



                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS

                           PART B DATED _______, 2017

     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

        General Information                                    2
        Investment Policies                                    2
        Risk Factors                                           3
        Administration of the Trust                            6
        Expenses of the Trust                                 12
        Portfolio Transactions and Brokerage Allocation       14
        Purchase, Redemption and Pricing of Units             14
        Taxes                                                 19
        Experts                                               22



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (i) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds ("ETFs"). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

     Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;


     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year; and

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

     Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (i) fees for the trustee's extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from a trust may also be subject to a 3.8% "Medicare tax." This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the Medicare Tax described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

     In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or up to 30 business days before your trust terminates. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive trust securities plus, possibly, cash. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could, however, assert that a loss could not be currently deducted.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The trust will not be able to pass through to its Unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.


                         GUGGENHEIM DEFINED PORTFOLIOS
                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B
                                 _______, 2017

Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheiminvestments.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call The Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information
     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on the operation of the Public
         Reference Room)

     When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Contents
                                      Investment Summary
--------------------------------------------------------
A concise     2  Overview
description   2  Investment Objective
of essential  2  Principal Investment Strategy
information   4  Assets Held by the Trust
about the     6  The ETF and The Index
portfolio     7  Essential Information
              7  Summary of Defined Terms
              8  Principal Risks
             13  Who Should Invest
             13  Fees and Expenses
             14  Example
             15  Trust Portfolio

                           Understanding Your Investment
--------------------------------------------------------
Detailed     17  How to Buy Units
information  22  How to Sell Your Units
to help you  24  Distributions
understand   24  Investment Risks
your         29  How the Trust Works
investment   31  General Information
             31  Expenses
             33  Report of Independent Registered Public
                   Accounting Firm
             34  Statement of Financial Condition
             35  Appendix


For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
--------------------------------------------------------------------------------
You can contact us for Visit us on the Internet
free information about http://www.guggenheiminvestments.com
these investments.     Call Guggenheim Funds (800) 345-7999
                       Pricing Line (888) 248-4954
                       Call The Bank of New York Mellon
                       (800) 701-8178 (investors)
                       (800) 647-3383 (brokers)


Additional Information
--------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
        --------------------------------------------------
Write:  Public Reference Room, Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on
        the operation of the Public Reference Room)

Refer to:
  Guggenheim Defined Portfolios, Series 1562
  Securities Act file number: 333-______
  Investment Company Act file number: 811-03763


When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

PROSPECTUS

Guggenheim SPY Buffered Return Trust, Series 1

LOGO UNIT INVESTMENT TRUSTS

Guggenheim Defined Portfolios Series 1562

DATED _______, 2017



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                INSURER/POLICY NO.                               AMOUNT

           National Union Fire Insurance
        Company of Pittsburgh, Pennsylvania
                      5692790                                  $4,000,000

     This Registration Statement comprises the following papers and documents.

          The Facing Sheet
          The Prospectus
          The Signatures
          Consents of Counsel
          Exhibits

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1501 (File No. 333-212881) filed on August 3, 2016).


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1562 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 27th day of January, 2017.

                          GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1562, Registrant

                               By: GUGGENHEIM FUNDS DISTRIBUTORS, LLC, Depositor

                                                                 By: /s/ Amy Lee
                                                                 ---------------
                                                                         Amy Lee
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                           TITLE                                 DATE
                                                                             )
                                                                             )  By:     /s/ Amy Lee
                                                                             )          -----------
                                                                             )          Amy Lee
DONALD C. CACCIAPAGLIA*                   Chief Executive Officer and        )          Attorney-in-Fact*
                                          President of Guggenheim Funds      )
                                          Distributors, LLC                  )          January 27, 2017
                                                                             )
DOMINICK COGLIANDRO*                      Chief Operating Officer of         )          January 27, 2017
                                          Guggenheim Funds Distributors,     )
                                          LLC                                )
                                                                             )
JULIE JACQUES*                            Treasurer of Guggenheim Funds      )          January 27, 2017
                                          Distributors, LLC                  )
                                                                             )
JULIE JACQUES*                            Principal Financial Officer of     )          January 27, 2017
                                          Guggenheim Funds Distributors,     )
                                          LLC                                )

FARHAN SHARAFF                            Chief Investment Officer of
                                          Guggenheim Funds Distributors,
                                          LLC

/s/ Amy Lee                               Vice President and Secretary of               January 27, 2017
-----------                               Guggenheim Funds Distributors,
AMY LEE                                   LLC

-------------------------
* Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1501 on August 3, 2016.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 1562

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
January 27, 2017